[Janus Letterhead]

November 17, 2014

VIA EDGAR

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 205

Dear Mr. Cowan:

On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on September 18, 2014 with respect to the Registrant’s Post-Effective Amendment No. 205 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 11, 2014. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses to Staff comments are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.

Asset Allocation Funds ~ Prospectus Comments

2.	Staff Comment: The Staff asked the Registrant to explain supplementally why it identifies the risks of each Fund separately from the risks of the underlying funds in which a Fund may invest.

Response: The Registrant believes that it is important to separately identify the risks associated with each Fund and the underlying funds because certain of the risks that are associated with the underlying funds may not technically give rise to the level of a “principal” risk for a Fund, or vice versa.

3.	Staff Comment: The Staff asked the Registrant to explain why the risks of the underlying funds are reflected in the Principal Investment Risks section of the Prospectus but the investment strategies of the underlying funds are not reflected in the Principal Investment Strategies section.

Response: Each Fund currently includes disclosure in its Principal Investment Strategies section regarding the types of underlying funds in which a Fund primarily invests (e.g., underlying bond funds, underlying funds that provide exposure to common stocks of international companies). Because each Fund may invest in several underlying funds and each Fund’s investments in such underlying funds may vary over time, the Registrant believes that the current disclosure approach of listing the types of underlying funds in which a Fund may invest is a clear, informative and efficient means to disclose the principal investments of the Fund to investors. Moreover, the inclusion of an underlying fund’s strategy in a Fund’s Principal Investment Strategies section may be confusing should that Fund cease to invest in that underlying fund. In addition, the Registrant notes that the Principal Investment Strategies section refers shareholders to Appendix A of the Prospectus for additional information about the investment objectives and strategies of the currently available underlying funds. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

4.	Staff Comment: The Staff requested that the Registrant include information about the additional index reflected in each Fund’s Risk/Return Bar Chart and Table as required by Item 4 of Form N-1A.

Response: The Registrant acknowledges this comment and notes that a description of each Fund’s secondary index appears directly underneath the Risk/Return Bar Chart and Table in the Prospectus.

5.	Staff Comment: With respect to a bullet point under Additional Information About the Funds stating that each Fund has a contractual waiver agreement, the Staff inquired why there was no corresponding information under the Funds’ Annual Fund Operating Expenses tables.

Response: The Registrant does not include a footnote to the Annual Fund Operating Expenses table for a Fund with a contractual waiver agreement unless the Fund is in waivers at the fiscal year end, as previously instructed by the Staff.

6.	Staff Comment: The Staff asked if risk disclosures included under the heading Risks of the Funds were in addition to risk disclosures reflected in the summary risk/return section of each Fund.

Response: Many of the risk disclosures reflected in this section of the Prospectus are expanded versions of those reflected in the summary section. In addition, there are some additional risks associated with the underlying funds that may not be considered “principal” and therefore not included in the summary section.

Fixed Income Funds ~ Prospectus Comments

7.	Staff Comment: With respect to Janus Flexible Bond Fund disclosure, the Staff asked the Registrant to explain how the Fund’s investments in derivatives will be valued for the purposes of the Fund’s 80% investment policy. The Staff noted that, for the purposes of a fund’s 80% investment policy, a fund should value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives.

Response: The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with Janus Flexible Bond Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Registrant believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

8.	Staff Comment: The Staff indicated that to the extent fees and expenses incurred indirectly by a Fund as a result of its investment in shares of one or more “acquired funds” exceed 0.01% of the average net assets of the Fund, the Fund should add an appropriate subcaption to the Annual Fund Operating Expenses table.

Response: The Registrant acknowledges the comment and will provide this information if applicable.

9.	Staff Comment: With respect to Janus Global Bond Fund, the Staff noted that a fund with “global,” “international,” or “worldwide” in its name should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: The Registrant believes the Fund’s investment policies are consistent with formal Securities and Exchange Commission (“SEC”) guidance regarding fund names.

10.	Staff Comment: With respect to Janus High-Yield Fund, the Staff inquired whether there is Prospectus disclosure that indicates that high-yield securities are also known as “junk” bonds.

Response: The Registrant confirms that the risk disclosure reflected in the Fund’s summary risk/return section includes a description of high-yield/high-risk securities, including a reference to “junk” bonds.

11.	Staff Comment: With respect to disclosure pertaining to certain Funds’ ability to recover previously waived expenses that includes a reference to the first breakpoint in a Fund’s investment advisory fee schedule, the Staff asked that the Registrant reflect the asset amount using the word “million” rather than writing out the full number (e.g., “$200 million” versus “$200,000,000”).

Response: The Registrant has updated the references as requested.

12.	Staff Comment: With respect to Janus Unconstrained Bond Fund, the Staff suggested that the Registrant consider defining the term “duration” in the Principal Investment Strategies section of the Prospectus.

Response: The Registrant notes that the term is defined in the Glossary of Investment Terms at the end of the Prospectus. In addition, the Registrant has added a cross-reference to that glossary in the General Portfolio Policies section.

Fixed Income Funds ~ Prospectus and SAI

13.	Staff Comment: With respect to Janus Global Bond Fund, the Staff noted that the Fund’s Prospectus and SAI disclosure indicates that the Fund may invest in total return swaps and states that, to the extent the Fund invests in such swaps, it must set aside an appropriate amount of segregated assets, as described in Investment Company Act Release No. 10666. In addition, the Staff drew the Registrant’s attention to the SEC’s concept release regarding issues relating to the use of derivatives by mutual funds, including whether certain market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) (Investment Company Act Release No. 29776). The Staff also noted that the SEC or the Staff could issue further guidance related to total return swaps and leverage that could impact the way in which a Fund operates, to the extent it invests in such instruments.

Response: The Registrant acknowledges this comment and will keep abreast of further SEC or Staff guidance in this area.

Alternative Fund ~ Prospectus Comments

14.	Staff Comment: With respect to the contractual waiver agreement footnote reflected under the Annual Fund Operating Expenses table, the Staff asked if the footnote would be removed if the Fund is not in waivers and, if removed, whether the Fund would revise the Expense Example disclosure.

Response: The Registrant acknowledges the comment and notes that the disclosure will be updated appropriately based upon the Fund’s fiscal year end fees and expenses.

15.	Staff Comment: With respect to Janus Diversified Alternatives Fund, the Staff noted that a fund with “alternatives” in its name should comply with the 80% names rule.

Response: Rule 35d-1 (the “Names Rule”) under the 1940 Act, requires that a fund with a name suggesting investment in certain investments or industries, or investment in certain countries or geographic regions, adopt a policy to invest at least 80% of its assets (as defined by the Names Rule) in the particular types of investments suggested by its name. The term “Diversified Alternatives” is a term created by the Fund’s investment adviser to describe an investment strategy developed by the adviser. Therefore, the Registrant believes that the use of the term “alternatives” in the name of Janus Diversified Alternatives Fund suggests an investment strategy pursued by the Fund, rather than investment in certain types of investments. The Staff has noted that the Names Rule does not apply to fund names that incorporate terms that connote investment strategies, as opposed to investment types. See Frequently Asked Questions About Rule 35d-1 (Dec. 4, 2001). Moreover, the term “alternatives” has no commonly understood meaning to investors and does not suggest any particular type of investments. Accordingly, the Registrant respectfully declines to incorporate this comment.

16.	Staff Comment: The Staff asked the Registrant to confirm that the Fund has previously received Staff comments related to the use of commodity investments through the Cayman Subsidiary and to confirm that all required representations have been made.

Response: The Registrant acknowledges receipt of the comments and confirms all representations have been made.

Value Funds ~ Prospectus Comments

17.	Staff Comment: The Staff noted that the derivatives disclosures differed among the Funds and asked that the Registrant explain its approach to these disclosures.

Response: The Registrant notes that, consistent with guidance provided by the Staff to the Investment Company Institute in July 2010, each Fund’s disclosure is reflective of the Fund’s anticipated investments in derivatives instruments. The Registrant continues to monitor each Fund’s derivative investments on an annual basis and updates each Fund’s disclosure accordingly.

18.

Staff Comment: With respect to Perkins Select Value Fund, the Staff noted that although risk disclosure pertaining to investments in real estate securities was included in the Principal Investment Risks section of the Prospectus, there was no corresponding reference to these types of securities in the Fund’s Principal Investment Strategies section. The Staff requested clarification regarding whether investments in real estate are a principal investment strategy of Perkins Select Value Fund.

Response: The Registrant notes that investments in real estate securities are a result of Perkins Select Value Fund’s value-oriented investment approach, but real estate securities are not a principal investment strategy of the Fund.

19.	Staff Comment: With respect to Perkins Value Plus Income Fund, the Staff suggested that the Registrant define the capitalization range associated with the reference to “large- and mid-sized companies.”

Response: The Registrant respectfully declines to make this change. The Registrant notes the following reasons:

(a)	Market capitalization ranges are subjective over different time periods and among different investment advisers and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisers and funds.

(b)	Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a Prospectus could be of little value when the stock market fluctuates.

(c)	Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

20.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the SEC from taking any action with respect to the filings.

Please call me at (303) 336-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.

Larry Greene, Esq.

Richard C. Noyes, Esq.

Donna Brungardt